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                                                                   Exhibit 99.83

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           TRANSITION THERAPEUTICS COMPLETES ACQUISITION OF
           ALZHEIMER'S DISEASE FOCUSED ELLIPSIS NEUROTHERAPEUTICS INC.

           /Not for distribution to United States newswire services/

TORONTO, MARCH 13 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), announced today the completion of the acquisition of all remaining outstanding shares of Ellipsis Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

"AZD-103 meets all the key criteria for an Alzheimer's disease therapeutic, it is efficacious in different models, crosses the blood-brain barrier and achieves levels higher than those required for efficacy in the cerebrospinal fluid, and has an excellent safety profile in pre-clinical studies. AZD-103 is well positioned to be an effective therapy for preventing or reversing Alzheimer's disease by inhibiting the aggregation and accumulation of amyloid beta in the brain, a hallmark pathology of this debilitating disease," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition. He added, "With the increasing prevalence of Alzheimer's disease and the strong commitment by the pharmaceutical industry to find effective therapies, there is an opportunity for a significant partnership to help realize the blockbuster potential of AZD-103."

During the last 15 months, Transition has led the rapid advancement of AZD-103 toward clinical development through its management agreement with ENI. The positive results from preclinical efficacy, safety and pharmacokinetic studies over that period have confirmed the therapeutic potential of AZD-103. The AZD-103 program now becomes the cornerstone of the strong franchise Transition is building in the area of Alzheimer's disease.

With the completion of the share purchase agreement with ENI Directors announced February 27, 2006 and the acceptance of the tender offer by ENI's other shareholders announced today (the "Purchase Agreements"), Transition now owns 100% of ENI. Under the Purchase Agreements, Transition acquired the remaining 66.8% of ENI it did not already own. Transition acquired this remaining interest in exchange for 18,985,308 Transition common shares. In addition, ENI shareholders are entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Transition common shares at then market prices and a royalty of up to 1% on net sales of AZD-103.

About AZD-103

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The lead compound AZD-103 is part of an emerging class of disease-modifying agents that have the potential to both reduce disease progression and improve symptoms such as cognitive function. AZD-103 breaks down neurotoxic fibrils, allowing amyloid peptides to clear from the brain rather than accumulate and aggregate to form amyloid plaques, a hallmark pathology of Alzheimer's disease. In addition, AZD-103 is well positioned as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

About Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

This release is not an offer of securities for sale in the United States. The securities to be issued pursuant to this transaction may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

%SEDAR: 00015806E

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/For further information: visit www.transitiontherapeutics.com or contact: Dr.
Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
Co: Transition Therapeutics Inc.
CNW: 06:30e 13-MAR-06